Exhibit 99.10

PlayandWin and TrackPower Agreement Update

Las Vegas, Nevada - Tuesday, February 13, 2001, 10:51 AM EST PlayandWin, Inc. (OTCBB: PWIN) and TrackPower, Inc. (OTCBB: TPWR) announced today that they have mutually agreed to terminate the Letter of Intent signed between the two companies this past December. The companies are currently negotiating a joint marketing and distribution agreement that would allow PlayandWin to access TrackPower's kiosk network for marketing the Racingo(R) wager, and allow TrackPower access to PlayandWin's relationships in the pari-mutuel industry for rollout of their ATM/kiosk network.

John G. Simmonds, Chairman of TrackPower, stated, "PlayandWin has an excellent product and we believe the TrackPower kiosk rollout and distribution opportunity will be extremely complimentary to Racingo(R), PlayandWin's exciting new proprietary wager." Mr. Simmonds added, "I am convinced that this new wager has significant potential, not only in the United States, but throughout the world."

Stewart Garner, President of PlayandWin, stated, "Under this proposed joint venture agreement both companies will reap the benefits of a strong relationship without the dilution of an acquisition." Mr. Garner added, "We are excited about continuing to explore opportunities with TrackPower and we believe the synergies and common goals of our companies will provide the basis for our relationship going forward."

PlayandWin Inc. holds the exclusive license to the Racingo(R) concept for the Internet as well as North American on-track and off-track versions of Racingo(R). PlayandWin Inc. retains the right of first refusal to introduce the Racingo(R) concept internationally and to other venues (i.e. cruise ship lines, airlines, Native American gaming and bingo) from Racingo Investments Ltd. PlayandWin Inc., through its 100% wholly owned subsidiary Lynx Gaming, is a partner in Racingo Investments Ltd. For more information about PlayandWin, please visit our Web site at www.playandwininc.com

Racingo(R) combines the ease of bingo and the excitement of horse racing with lottery size jackpots. Racingo is a pari-mutuel, 'Bingo-type', proprietary game with the outcome based on a series of horse races, protected worldwide by trademarks and patents. As in Bingo, Racingo(R) players bet to form a winning pattern on a grid. In Racingo(R), the winning numbers are determined by the outcome of the horse races.

TrackPower, Inc. is currently preparing to launch an enhanced interactive video and information service for horseracing. TrackPower will utilize kiosk technology in the form of ATMs and information kiosks for deployment at racetracks and OTBs. The kiosk/ATM system will deliver information, cash, advertising content, loyalty programs, integrated race information, entries and results, video applications, e-commerce applications, and other future applications.

This release includes projections of future results and "forward-looking statements" as that term is defined in Sections 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this release, other than statements of historical fact, are forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this release, including, without limitation, in conjunction with those forward-looking statements contained in this release.


Stewart Garner                     John G. Simmonds
President                          Chairman
PlayandWin, Inc.                   TrackPower, Inc.
905-850-3940                       905-833-3838